UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-36789

RICE MIDSTREAM PARTNERS LP

(Exact name of registrant as specified in its charter)

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

 (412) 553-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rice Midstream Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RICE MIDSTREAM PARTNERS LP

By:	Rice Midstream Management LLC,
its general partner

By:	/s/ Jeremiah J. Ashcroft III
	Name:	Jeremiah J. Ashcroft III
	Title:	President

Date: August 2, 2018

[Signature Page to Form 15 of Rice Midstream Partners LP]